Exhibit 99.1

6,609,588 SERIES A UNITS
CONSISTING OF ONE COMMON SHARE, ONE SERIES A WARRANT TO PURCHASE ONE COMMON SHARE, ONE SERIES B WARRANT TO PURCHASE ONE COMMON SHARE AND 0.40 SERIES C WARRANT TO PURCHASE A UNIT COMPRISED OF ONE COMMON SHARE, ONE SERIES A WARRANT AND ONE SERIES B WARRANT

19,066,780 SERIES B UNITS
CONSISTING OF EITHER ONE COMMON SHARE OR ONE SERIES D WARRANT TO PURCHASE ONE COMMON SHARE, ONE SERIES A WARRANT TO PURCHASE ONE COMMON SHARE, ONE SERIES B WARRANT TO PURCHASE ONE COMMON SHARE, 0.40 SERIES C WARRANT TO PURCHASE A UNIT COMPRISED OF ONE COMMON SHARE, ONE SERIES A WARRANT AND ONE SERIES B WARRANT, AND 1.1765 SERIES F WARRANT TO PURCHASE ONE COMMON SHARE

NEOVASC INC.

UNDERWRITING AGREEMENT

November 9, 2017

Canaccord Genuity Inc.
99 High Street, 11th Floor
Boston, Massachusetts 02110

Ladies/Gentlemen:

Neovasc Inc., a corporation organized and existing under the laws of Canada (the “Company”), proposes to issue and sell, subject to the terms and conditions stated herein, to Canaccord Genuity Inc. (the “Underwriter”), an aggregate of (A) 6,609,588 Series A units (the “Series A Units”), with each Series A Unit consisting of (i) one common share, without par value (the “Firm Shares”), (ii) one Series A Warrant to purchase one common share (the “Series A Warrants”), (iii) one Series B Warrant to purchase one common share (the “Series B Warrants”) and (iv) 0.40 Series C Warrant to purchase one unit (the “Series C Units”) consisting of one common share (the “Option Shares”), one Series A Warrant and one Series B Warrant, and (B) 19,066,780 Series B units (the “Series B Units” and together with the Series A Units, the “Units”), with each Series B Unit consisting of (i) either one Firm Share or one Series D Warrant to purchase one common share (the “Series D Warrants”), (ii) one Series A Warrant, (ii) one Series B Warrant, (iv) 0.40 Series C Warrant and (v) 1.1765 Series F Warrant to purchase one common share (the “Series F Warrants”).  The Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants and Series F Warrants are collectively referred to herein as the “Warrants.”      The Units will immediately separate into Firm Shares and Warrants upon closing of the Offering (as defined herein).  The common shares issuable upon exercise of the Series A Warrants, Series B Warrants, Series D Warrants and Series F Warrants are collectively referred

to as the “Warrant Shares.”   The Units, the Series C Units, the Firm Shares, the Option Shares, the Warrants and, where applicable, the Warrant Shares, are collectively referred to as the “Securities.”  The offering and sale of the Units to the Underwriter as contemplated herein is referred to as the “Offering.”

The Company understands that the Underwriter proposes to make a public offering of the Units in the United States, directly and through other investment dealers and brokers in the United States upon the terms and conditions set forth in the Prospectuses (as defined below) and this Agreement as soon as the Underwriter deems advisable after this Agreement has been executed and delivered.  It is acknowledged and agreed that the Canadian Prospectus Supplement (as defined below) shall not contemplate making sales of any Units to purchasers in Canada and, accordingly, shall not contain any underwriter’s certificate. It is further acknowledged that neither the Company nor the Underwriter will market the Units or provide marketing materials to any prospective purchasers in Canada. The Underwriter agrees that it will not, directly or indirectly, distribute the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus (each as defined below) or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states or other jurisdictions of the United States in which the Securities are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Securities or the filing of a prospectus or any similar document with respect to the Securities by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

Concurrently with the Offering, the Company shall enter into a separate securities purchase agreement with one or more institutional investors for the sale of convertible notes (the “Convertible Notes”) and Series E Warrants to purchase one common share (the “Series E Warrants”), as more fully described therein, on a private placement basis (the “Concurrent Private Placement”).  The Company and the Underwriter acknowledge and agree that the closing of the Offering contemplated hereby is conditional on the simultaneous closing of the Concurrent Private Placement.

1.              Representations and Warranties of the Company.  The Company represents and warrants to, and agrees with,  the Underwriter that:

(a)                                                              The Company is qualified to file a short form prospectus pursuant to the Shelf Procedures (as defined below) and has prepared and filed a preliminary short form base shelf prospectus dated May 12, 2016 (the “Canadian Preliminary Base Shelf Prospectus”), and a final short form base shelf prospectus dated June 9, 2016 (the “Canadian Final Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to U.S.$200,000,000 of the Company’s securities with the British Columbia Securities Commission, as principal regulator pursuant to Multilateral Instrument 11-102 — Passport System (the “Reviewing Authority”) and the Canadian securities regulatory authorities in each of the other Canadian Jurisdictions (as defined below) (collectively, with the Reviewing Authority, the “Canadian Qualifying Authorities”); and the Reviewing Authority has issued a receipt under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (a “Decision Document”) for each of the Canadian Preliminary Base Shelf Prospectus and the Canadian Final

Base Shelf Prospectus, which receipt is deemed to also be a receipt of the other Canadian Qualifying Authorities and evidence of the receipt of the Ontario Securities Commission.  The term “Canadian Jurisdictions” means each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.  The term “Canadian Base Prospectus” means the Canadian Final Base Shelf Prospectus, including all documents incorporated therein by reference, at the time the Reviewing Authority issued a Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Canadian Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Canadian Jurisdictions (“Canadian Securities Laws”), including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 - Shelf Distributions (together, the “Shelf Procedures”).  The term “Canadian Pricing Prospectus” means the preliminary prospectus supplement (the “Canadian Preliminary Prospectus Supplement”), relating to the Securities, which excluded certain pricing information, filed with the Reviewing Authority in accordance with the Shelf Procedures on November 9, 2017, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.  The term “Canadian Prospectus” means the final prospectus supplement (the “Canadian Prospectus Supplement”) relating to the Securities, which includes the pricing information omitted from the Canadian Pricing Prospectus, to be dated November 10, 2017 and filed with the Reviewing Authority in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.  No order suspending the distribution of the Securities or any other securities of the Company has been issued by any of the Canadian Qualifying Authorities and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Canadian Qualifying Authorities, and any request on the part of the Canadian Qualifying Authorities for additional information has been complied with.

All references in this Agreement to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus Supplement, and the Canadian Prospectus Supplement, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Canadian Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

(b)                                                              The Company meets the general eligibility requirements for the use of Form F-10 under the United States Securities Act of 1933, as amended (the “Securities Act”) and has prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act and the rules and regulations of the Commission (the “Rules and Regulations”) on Form F-10 (File No. 333-211325) on May 12, 2016, providing for the offer and sale, from time to time, of up to U.S.$200,000,000 of the Company’s securities (the “Registration Statement”).  From the time of the initial filing of the Registration Statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).  The Registration Statement, which includes the Canadian Final Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), including exhibits to such

Registration Statement and all documents incorporated by reference therein, became effective pursuant to Rule 467(a) under the Securities Act on June 9, 2016.  In connection with the filing of the Registration Statement, the Company has filed with the Commission, on May 12, 2016, an appointment of agent for service of  process upon the Company on Form F-X under the Securities Act.  The prospectus included in the Registration Statement at the time it became effective, including documents incorporated therein by reference, is referred to herein as the “U.S. Base Prospectus”.  The term “U.S. Pricing Prospectus” means the preliminary prospectus supplement (the “U.S. Preliminary Prospectus Supplement”), relating to the Securities, which excluded certain pricing information, filed with the Commission pursuant to General Instruction II.L. of Form F-10 on November 9, 2017, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.  The term “U.S. Prospectus” means the prospectus supplement (the “U.S. Prospectus Supplement”) relating to the Securities, which includes the pricing information omitted from the U.S. Pricing Prospectus, to be dated November 10, 2017 and filed with the Commission pursuant to General Instruction II.L of Form F-10, together with the U.S. Base Prospectus, including all documents incorporated therein by reference.  No stop order suspending the effectiveness of the Registration Statement has been issued under the Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission and any request on the part of the Commission for additional information has been complied with.

Any “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) relating to the Securities is hereafter referred to as an “Issuer Free Writing Prospectus”; and the U.S. Pricing Prospectus, as supplemented by the Issuer Free Writing Prospectuses, if any, and the information listed in Annex VII hereto, taken together, are hereafter referred to collectively as the “Pricing Disclosure Package”.  Any reference herein to the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein as of the date of filing thereof; and any reference herein to any “amendment” or “supplement” with respect to any of the U.S. Base Prospectus, the U.S. Pricing Prospectus and the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any management information circular, annual financial statements, interim financial report, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Canadian Jurisdictions prior to the expiry of the period of distribution of the Units, incorporated or deemed to be incorporated therein by reference after the date of filing of such U.S. Base Prospectus, U.S. Pricing Prospectus or U.S. Prospectus and (ii) any such document so filed.  As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Pricing Prospectuses” shall mean, collectively, the Canadian Pricing Prospectus and the U.S. Pricing Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the U.S. Prospectus.

The Company was not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.

All references in this Agreement to the Registration Statement, the U.S. Base Prospectus, the U.S. Pricing Prospectus or the U.S. Prospectus, or any Issuer Free Writing

Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

(c)                                                          The Canadian Base Prospectus and the Canadian Pricing Prospectus did, and the Canadian Prospectus (and any further amendments or supplements thereto) will, comply in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Pricing Prospectus, as of the time of filing thereof, did not, and the Canadian Prospectus (and any further amendments or supplements thereto) will not, as of the time of filing thereof and through the Closing Date (as defined below) include any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, and the Canadian Pricing Prospectus, as of the time of filing thereof, constituted, and the Canadian Prospectus (and any further amendments or supplements thereto) will, as of the time of filing thereof and through the Closing Date, constitute, full, true and plain disclosure of all material facts relating to the Securities and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Pricing Prospectus or the Canadian Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for use therein.  The parties hereto agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof.

(d)                                                         The U.S. Pricing Prospectus conformed and will conform to the Canadian Pricing Prospectus and the U.S. Prospectus conformed and will conform to the Canadian Prospectus, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations.  The Registration Statement complies, and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Prospectus) not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for use therein.  The parties hereto agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof.

(e)                                                          No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Pricing Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the U.S. Pricing Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act and the Rules and

Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the U.S. Pricing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for use therein.  The parties hereto agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof.

(f)                                                           For purposes of this Agreement, the “Applicable Time” is 8:00 p.m. (Eastern) on the date of this Agreement.  The Pricing Disclosure Package, as of the Applicable Time, did not, and from the Applicable Time through the Closing Date, will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in, including any document incorporated by reference therein that has not been superseded or modified, the Registration Statement, the Pricing Prospectuses or the Prospectuses, and any Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No representation and warranty is made in this Section 1(f) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for use therein.  The parties hereto agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof.

(g)                                                          Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated, or deemed to be incorporated, by reference in the Canadian Prospectus complied, or will comply, when so filed in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained, or will contain, at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not false or misleading.

(h)                                                         Grant Thornton LLP, who have audited the consolidated financial statements of the Company and its subsidiaries that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and whose reports appear or are incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses are independent with respect to the Company as required by Canadian Securities Laws and are independent public accountants as required by the Securities Act, the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Rules and Regulations.

(i)                                                             Subsequent to the respective dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses, except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company or any of its subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (a “Material Adverse Change”).  Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Pricing Prospectuses and the Prospectuses, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and its Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Pricing Prospectuses and the Prospectuses.  There are no “significant acquisitions”, “significant dispositions” or “significant probable acquisitions” for which the Company is required, pursuant to applicable Canadian Securities Laws to include additional financial disclosure in the Registration Statement, the Pricing Prospectuses and the Prospectuses, other than such additional financial disclosure as is already included in the Registration Statement, the Pricing Prospectuses and the Prospectuses.

(j)                                                            No Subsidiary listed in Exhibit A hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Material Subsidiary from the Company or from transferring any of such Material Subsidiary’s property or assets to the Company or any other Subsidiary.

(k)                                                         The Company has an authorized and outstanding capitalization as set forth in the Pricing Prospectuses and the Prospectuses, and all of the issued and outstanding share capital of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, U.S. and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company or any Subsidiary any common shares of the Company or other security of the Company or any security convertible into, or exercisable or exchangeable for, common shares of the Company or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement.  All of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Pricing Prospectuses and the Prospectuses) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”).

(l)                                                             The Company has full power and authority (corporate or otherwise) to issue the Securities and to perform its obligations hereunder and under the Warrants.  The Securities to be delivered by the Company on the Closing Date have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company.  The Warrant Shares have been duly and validly authorized and reserved for issuance pursuant to the terms of the Warrants, and when issued and delivered upon valid exercise in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company.   The Option Shares, Series A Warrants, and Series B Warrants comprising the Series C Units issuable upon exercise of the Series C Warrants have been duly and validly authorized, and when issued and delivered upon valid exercise in accordance with the terms of the Series C Warrants, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company.  The common shares of the Company and the Securities conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses.  Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.  Except as disclosed in the Pricing Prospectuses and the Prospectuses, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or the Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Units contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(m)                                                     The Material Subsidiaries are the only Subsidiaries that are “significant subsidiaries” of the Company (within the meaning of Rule 1-02 of Regulation S-X under the Securities Act) or are otherwise material to the Company.  The Company and each Material Subsidiary have been duly organized and validly exist as a corporation, partnership or limited liability company in good standing under the laws of its jurisdiction of organization.  The Company and each Material Subsidiary is duly qualified to do business and is in good standing as a foreign corporation, partnership or limited liability company in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the

Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement, the Pricing Prospectuses or the Prospectuses (a “Material Adverse Effect”).

(n)                                                              The Company and each Material Subsidiary has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, and each such Consent is valid and in full force and effect, except in each case as could not reasonably be expected to have a Material Adverse Effect.  The Company and each Material Subsidiary are in compliance with the terms and conditions of all Consents, except where the failure so to comply could not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect or would prevent or impair the consummation of the transactions contemplated by this Agreement.  Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, neither the Company nor any Material Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(o)                                                         This Agreement has been duly and validly authorized, executed and delivered by the Company.

(p)                                                         There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering that have not been filed as required; the Company has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(q)                                                              The issue and sale of the Securities, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Material Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order (whether written or oral) of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except (in the case of clauses (i) and (iii) above) as could not reasonably be expected to have a Material Adverse Effect; provided that the Company will require court approval for transactions outside the course of normal business, including the Offering and the Concurrent Private Placement (the “Court Approval”).

(r)                                                                 No Consent is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Securities, the qualification of the distribution of the Securities in the Canadian Jurisdictions as contemplated by this Agreement, the necessary approvals of the Toronto Stock Exchange (the “TSX”), a notification of listing of additional shares with the Nasdaq Capital Market (“NASDAQ”), the Court Approval and any consents as may be required under state or foreign securities or blue sky laws, or the by-laws and rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) in connection with the purchase and distribution of the Units by the Underwriter, each of which has been obtained and is in full force and effect (on a conditional basis, in the case of the Consent of the TSX).

(s)                                                           Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, (i) there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or foreign, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely against the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect or would prevent or impair the consummation of the transactions contemplated by this Agreement; (ii) to the Company’s knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and (iii)  the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

(t)                                                            The consolidated financial statements, including the notes thereto, included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its Subsidiaries; except as otherwise stated in the Registration Statement, the Pricing Prospectuses and the Prospectuses, said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis throughout the periods involved.  No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Prospectuses and the Prospectuses by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations.  The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Canadian Preliminary Prospectus Supplement, the U.S. Preliminary Prospectus Supplement, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Prospectuses and the Prospectuses and the books and records of the Company.

(u)                                                         There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its auditors.

(v)                                                         The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Prospectuses and the Prospectuses are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, such data agree with the sources from which they are derived and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(w)                                                            The common shares of the Company have been registered pursuant to Section 12(b) of the Exchange Act.  The common shares of the Company are listed on the TSX and on the NASDAQ, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the common shares of the Company under the Exchange Act or de-listing the common shares of the Company from the TSX or the NASDAQ, nor has the Company received any notification that the Commission, the Canadian Qualifying Authorities, the TSX or the NASDAQ is contemplating terminating such registration or listing; provided that as a result of reliance on the TSX financial hardship exemption from the requirement to obtain shareholder approval, the Company will be placed under remedial delisting review.

(x)                                                         The Company and its Material Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company and its Material Subsidiaries’ internal control over financial reporting (as defined under Rules 13a-15(f) and 15d-15(f) under the Exchange Act and within the meaning of Canadian Securities Laws) is effective in all material respects and there has been no material weakness in their internal control over financial reporting.

(y)                                                         Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(z)                                                          The Company and its Material Subsidiaries maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and within the meaning of Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Material

Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities.  Such disclosure controls and procedures are effective in all material respects.

(aa)                                                  There is and has been no failure on the part of the Company or, to the Company’s knowledge, any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(bb)                                                  Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities or to result in a violation of the Canadian Securities Laws or Regulation M under the Exchange Act.

(cc)                                                    [Reserved.]

(dd)                                                  The statements set forth in the Base Prospectuses under the captions “Description of Share Capital”, “Enforceability of Civil Liabilities” and “Risk Factors — Risks Related to our Securities — We may be treated as a passive foreign investment company….”, in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement under the captions “Certain Income Tax Considerations”, “and “Enforceability of Civil Liabilities,” in the Canadian Prospectus Supplement under “Eligibility for Investment” and in the Registration Statement under “Part II - Indemnification”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(ee)                                                    There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Pricing Prospectuses or the Prospectuses, or to be filed as an exhibit thereto, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(ff)                                                      The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission.  All conditions for the use of Form F-10 to register the Securities under the Securities Act have been satisfied.  The documents incorporated or deemed to be incorporated by reference in the Pricing Prospectuses and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act, the Rules and Regulations and Canadian Securities Laws and, when read together with the other information in the Pricing Prospectuses and the Prospectuses, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(gg)                                                    The Company is not and, at all times up to and including consummation of the transactions contemplated by this Agreement, and after giving effect to application of the net proceeds of the Offering as described in the Pricing Prospectuses and the Prospectuses, will not be, required to register as an “investment company” under the United States Investment Company Act of 1940, as amended, and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(hh)                                                  Except as disclosed in the Pricing Prospectuses and the Prospectuses, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriter’s compensation as determined by FINRA.

(ii)                                                               Neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Underwriter and (ii) intends to use any of the proceeds from the sale of the Units hereunder to repay any outstanding debt owed to any affiliate of the Underwriter.

(jj)                                                        Except as disclosed in the Pricing Prospectuses and the Prospectuses, (i) the Company and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Pricing Prospectuses and the Prospectuses; (ii) the Company and each Material Subsidiary have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Pricing Prospectuses and the Prospectuses or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Material Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Material Subsidiaries; and (iii) neither the Company nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Material Subsidiary.

(kk)                                                  The Company and the Material Subsidiaries maintain insurance, provided by an insurer of recognized financial responsibility, in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies of a similar size engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect.  There are no material claims by the Company or any Material Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.  The Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(ll)                                                          Each of the Company and each Subsidiary has accurately prepared and timely filed all U.S., Canadian and other foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except in any such case as could not reasonably be expected to have a Material Adverse Effect.  No deficiency assessment with respect to a proposed adjustment of the Company’s or any Subsidiary’s Canadian federal and provincial, U.S. federal and state, local or foreign taxes is pending or, to the best of the Company’s or any Subsidiary’s knowledge, threatened.  The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

(mm)                                          There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Units.

(nn)                                                  No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery to the Underwriter of the Units or the authorization, execution, delivery and performance of this Agreement or the resale of the Firm Shares and the Warrants by the Underwriter to U.S. residents.

(oo)                                                  No labor disturbance by the employees of the Company or any Material Subsidiary exists or, to the best of the Company’s knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(pp)                                                  There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”) except for violations and liabilities which individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.  There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge except as could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary except as could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law.  Neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements except as could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Substances or any Environmental Laws except as could not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(qq)                                                  None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.  The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency

(collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.  Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered or enforced by the United States Government, including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury (United Kingdom) Department, or any sanctions administered or enforced by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any Sanctions or in any other manner that will result in a violation by any such person of Sanctions.

(rr)                                                        Neither the Company nor any Material Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except in in the case of clauses (ii) or (iii) any such case for violations or defaults that could not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(ss)                                                      The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus.  The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectuses, the Prospectuses and any Issuer Free Writing Prospectus set forth on Annex VII hereto, or (ii) filed, referred to, approved, used or authorized the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Securities, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto and any electronic road show previously approved by the Underwriter.

(tt)                                                        The Company is a reporting issuer under the securities laws of each Canadian Jurisdiction that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authority in each such Canadian Jurisdiction that maintains such a list.

(uu)                                                  Computershare Investor Services Inc. at its principal offices in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its common shares, and Computershare Trust Company, N.A. at its principal office in Golden, Colorado is the duly appointed U.S. co-transfer agent of the Company with respect to its common shares.

(vv)                                                  The minute books and corporate records of the Company and its Material Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries as at the date hereof and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Company and its Material Subsidiaries, other than the minutes of  meetings of the directors of the Company (or any committees of such directors) for certain meetings held in September 2017, October 2017 and November 2017, which (1) have not been completed and/or filed in the minute books, and (2) the proposed contents of which do not contain any material facts, other than as disclosed in the Pricing Prospectuses and the Prospectuses.

(ww)                                              The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(xx)                                                  Each stock option granted under any stock option plan of the Company or any Subsidiary (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per common share on the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(yy)                                                  None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(zz)                                                    Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, there are no business relationships, related-party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Company that are required to be disclosed by Canadian Securities Laws.

(aaa)                                           No forward-looking statement or forward looking information (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and applicable Canadian Securities Laws) contained in either the Registration Statement, the Pricing Prospectuses or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(bbb)                                           Each of the Company and its Subsidiaries holds, and is operating in material compliance with, such permits, licenses, franchises, approvals, authorizations, exemptions, certificates, consents, and clearances required from any applicable U.S., Canadian and foreign federal, provincial, state and local laws, rules and regulations, standards, and all applicable ordinances, judgments, decrees, orders and injunctions of any court, governmental agency or body, the TSX or the NASDAQ, including, without limitation, the U.S. Food and Drug Administration (“FDA”), Health Canada Therapeutic Products Directorate, the Canadian Food Inspection Agency, the European Medicines Agency (collectively, “Governmental Authority”), for the conduct of its business as currently conducted (collectively, the “Permits”), and all such Permits are in full force and effect, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has fulfilled and performed all of its material obligations with respect to the Permits, and, to the knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Permit, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Authority relating to the Company, its business and the Company’s products, when submitted to the FDA or other Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Authority, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ccc)                                              Each of the Company and its Subsidiaries is, and at all times has been, in compliance in all material respects with all applicable Health Care Laws, and has not engaged, to the Company’s knowledge, in activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, or any other state health care program or federal health care program.  For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder; (ii) all applicable federal, state, local and all applicable foreign health care related fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), and the regulations promulgated pursuant to such statutes; (iii) Medicare (Title XVIII of the Social Security Act); (iv) Medicaid (Title XIX of the Social Security Act); (v) the Public Health Service Act and the regulations promulgated thereunder; and (vi) any and all other applicable health care laws and regulations, including all applicable rules, regulations and policies of, as applicable Health Canada Therapeutic Products Directorate, the Canadian Food Inspection Agency and the European Medicines Agency. Neither the Company nor, to the knowledge of the Company, any Subsidiary has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Health Care Laws, and, to the Company’s knowledge, no such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. Neither the Company nor, to the knowledge of the Company, any Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority. Additionally, neither the Company, nor its Subsidiaries nor any of its respective employees, officers or directors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

(ddd)                                           Neither the Company nor any of its Subsidiaries has had any Company-owned product or manufacturing site nor, to the knowledge of the Company, has any contract manufacturer for Company products had any manufacturing site where Company products were manufactured subject to a Governmental Authority (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to the Company products that if not complied with would reasonably be expected to result in a Material Adverse Effect on the Company, or similar correspondence or notice from the FDA or other Governmental Authority in respect of the Company’s business and alleging or asserting material noncompliance with any applicable law, Permit or such requests or requirements of a Governmental Authority, and, to the knowledge of the Company, neither the FDA nor any other Governmental Authority is considering such action.

(eee)                                              Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses, (i) there have been no material recalls, field notifications, field corrections, market withdrawals or replacements, safety alerts or other notices of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company’s products (“Safety Notices”) since January 1, 2014, (ii) any Safety Notices, if any, have been resolved or closed, and (iii) to the Company’s knowledge, there are no material complaints with respect to the Company’s products that are currently unresolved.  To the Company’s knowledge, there are no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the Company’s products, (ii) a material change in labeling of any of the Company’s products; or (iii) a termination or suspension of marketing or testing of any of the Company’s products.

(fff)                                                 The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its Subsidiaries were and, if still pending, are being conducted in all material respect in accordance with standard medical and scientific research procedures and all applicable laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812, and all applicable rules, regulations and policies of, as applicable, Health Canada Therapeutic Products Directorate, the Canadian Food Inspection Agency and the European Medicines Agency.  Any descriptions of clinical, pre-clinical and other studies and tests, including any related results and regulatory status, contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses are accurate and complete in all material respects. Except as disclosed in the Registration Statement, the Pricing Prospectuses and the Prospectuses , there are no studies, tests or trials the result of which reasonably call into question in any material respect the clinical trial results described or referred to in the Registration Statement, the Pricing Prospectuses and the Prospectuses. No Investigational Device Exemption filed by or on behalf of the Company with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign regulatory agency has commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company.

(ggg)                                              Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in respect of the Company or the Company’s products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.  Neither the Company nor any of its officers, employees or agents has been convicted of any crime or, to the knowledge of the Company, engaged in any conduct that could result in a material debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) any similar law.  As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or, to the knowledge of the Company, threatened against the Company or any of its officers, employees or agents.

(hhh)                                                Except as disclosed in the Registration Statement, the Pricing Prospectuses or the Prospectuses: (i) the Company owns (or jointly owns), possesses rights to use, or to the best knowledge of the Company, can acquire such rights on reasonable terms, all the inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, service names, copyrights, trade secrets and other proprietary information described in the Registration Statement, the Pricing Prospectuses or the Prospectuses as either being owned or licensed by it or necessary for the conduct of its business (collectively, “Intellectual Property”); (ii) to the best of the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property owned by the Company; (iii) there is no pending or, to the best of the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and, to the best knowledge of the Company there are no facts which would form a reasonable basis for any such claim as might be material to the Company; (iv) the Intellectual Property owned by the Company, and to the best of the knowledge of the Company, the Intellectual Property licensed to the Company, have not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or, to the best of the knowledge of the Company threatened action, suit, proceeding or claim by others against the Company challenging the validity or scope of any such Intellectual Property; (v) there is no pending or, to the best knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, and the Company has not received any written notice of such claim and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (vi) to the best of the knowledge of the Company, no employee of the Company is in or has ever been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or actions undertaken by the employee while employed with the Company, except as such violation would not have a Material Adverse Effect; (vii) to the best of the knowledge of the Company, it is not necessary for the Company to use any inventions of any of its employees or consultants (or persons it currently intends to hire) made prior to their employment by the Company that have not been duly assigned to the Company; (viii) each employee and consultant of the Company involved in the creation of material Intellectual Property for the Company has assigned, or is under contractual obligation to assign, to the Company all Intellectual Property rights he or she owns that are related to the Company’s business as now conducted as described in the Registration Statement, Pricing Prospectuses, and Prospectuses; and (ix) to the best of the knowledge of the Company, at no time during the conception or reduction to practice of any of the Intellectual Property owned by the Company, was any developer, inventor or other contributor to such Intellectual Property of the Company operating under any grant from any governmental entity or agency or private source (except for the grants provided to Neovasc Medical Ltd. by Israel’s Office of the Chief Scientist), or performing research sponsored by any governmental entity.

(iii)                               Neither the Company nor any Subsidiary nor, to their knowledge, any of their affiliates (within the meaning of FINRA’s Conduct Rule 5121(f)(1)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section 1(ee) of the By-laws of FINRA) of, any member firm of FINRA.

Any certificate signed by or on behalf of the Company and delivered to the Underwriter or to counsel for the Underwriter shall be deemed to be a representation and warranty by the Company to the Underwriter as to the matters covered thereby.

2.              Purchase, Sale and Delivery of the Units.

(a)                                                         On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to the Underwriter and the Underwriter agrees to purchase from the Company, at the U.S. purchase price set forth in Annex VII hereto, the Units.  As compensation for the services rendered to the Company by the Underwriter in respect of the Offering, the Company will pay to the Underwriter a commission for Units sold to the Underwriter under this Agreement, in U.S. currency, as set forth in Annex VII hereto, payable on the Closing Date, which may be netted against the payment per Unit from the Underwriter to the Company for the Units.

(b)                                                         Payment of the purchase price for the Units, and delivery of certificates representing the Firm Shares and Warrants, shall be made at the offices of Blake, Cassels & Graydon LLP or at such other place as shall be agreed upon by the Underwriter and the Company, at 5:00 A.M., Vancouver time, on November 17, 2017, or such other time and date as the Underwriter and the Company may agree upon in writing (such time and date of payment and delivery being herein called the “Closing Date”).  Delivery of certificates for the Firm Shares shall be made to the Underwriter through a transfer to the accounts at The Depository Trust Company designated by the Underwriter, or through the facilities of CDS Clearing and Depository Services Inc. for the account of the Underwriter, and delivery of certificates for the Warrants shall be made by the Company as directed in writing by the Underwriter, against payment of the purchase price for the Units by wire transfer in same day funds to or as directed in writing by the Company.  The Firm Shares and Warrants shall be registered in such name or names and shall be in such denominations as the Underwriter may request.  The Company will permit the Underwriter to examine and package any certificates for delivery on the business day prior to the Closing Date.

(c)                                                          The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Units and commission with respect to the Units) were negotiated at arm’s length between sophisticated parties represented by counsel; (ii) the Underwriter’s obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety and (iii) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriter with respect to any such matters.

(d)                                                         The Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as agents in the Offering and the Underwriter may determine the remuneration payable to such Selling Firm. The Underwriter may offer the Units, directly and through Selling Firms or any affiliates of the Underwriter, in the United States for sale to the public or to purchasers otherwise permitted to purchase the Units in accordance with the Securities Act, the Rules and Regulations and the Canadian Securities Laws and upon the terms and conditions set forth in the Prospectuses and in this Agreement. The Underwriter shall require any Selling Firm appointed by the Underwriter to agree to the foregoing and the Underwriter shall be responsible for the compliance by such Selling Firm with the provisions of this Agreement. The Underwriter shall promptly notify the Company when, in its opinion, the distribution of the Units has ceased.

(e)                                                          In addition to the other covenants and agreements of the Underwriter contained herein, the Underwriter further covenants and agrees with the Company that:

(i)                                     it will not, directly or indirectly, offer or sell any Units to any Canadian resident;

(ii)                                  it will not authorize or direct any Selling Firm to, directly or indirectly, offer or sell any Units to any Canadian resident;

(iii)                               at the Closing Date, the Company will have received an “all-sold” certificate of the Underwriter, dated the Closing Date, in form and substance satisfactory to the Company and its counsel, that, to best of the knowledge of the Underwriter, it has not and will not, directly or indirectly, offer or sell any Units to any Canadian resident; and

(iv)                              it will include, in the applicable documentation confirming each sale of Units to each purchaser, a statement from the Underwriter that it is the Underwriter’s understanding such purchaser is not a Canadian resident.

3.                                      Offering.  The Underwriter proposes to offer the Units for sale to the public upon the terms and conditions set forth in the Prospectuses.

4.                                      Covenants of the Company.  In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with the Underwriter that:

(a)                                                         The Company will comply with the Shelf Procedures and General Instruction II.L of Form F-10 under the Securities Act.  Prior to the termination of the Offering, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Underwriter and its legal counsel for their review prior to filing and will not file any such proposed amendment or supplement to which the Underwriter reasonably objects.  The Company will cause the Prospectuses, properly completed, and any supplement thereto to be filed, each in a form approved by the Underwriter with the Reviewing Authority in accordance with the Shelf Procedures (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Underwriter of such timely filings. The Company will promptly advise the Underwriter (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Prospectus shall have been filed with the Reviewing Authority pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (8) of the receipt of any comments or communications from the Reviewing Authority, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of the Firm Shares, Option Shares and the Warrant Shares on the TSX or the NASDAQ, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Units for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose.  If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.

(b)                                                         The Company will prepare and file with the Reviewing Authority, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the date succeeding the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Prospectus.

(c)                                                          The Company will prepare and file with the Commission, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the date succeeding the date of this Agreement, the U.S. Prospectus.

(d)                                                         If at any time when a prospectus relating to the Securities (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriter or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Underwriter promptly and prepare and file with the

Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to the Underwriter) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.  The Company will promptly notify the Underwriter immediately if the Company ceases to be an Emerging Growth Company at any time prior to the later of (A) completion of the distribution of the Units within the meaning of the Securities Act and (B) completion of the 180-day restricted period referred to in Section 4(j) hereof.

(e)                                                          The Company will not, without the prior consent of the Underwriter, (i) make any offer relating to the Units that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto and any electronic road show previously approved by the Underwriter, or (ii) file, refer to, approve, use or authorize the use of any “free writing prospectus” as defined in Rule 405 under the Securities Act with respect to the Offering or the Units.  If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriter or the Company, conflict with the information in the Registration Statement, the Pricing Prospectuses or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriter or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Underwriter promptly and, if requested by the Underwriter, prepare and furnish without charge to the Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Underwriter) that will correct such statement, omission or conflict or effect such compliance.

(f)                                                           The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

(g)                                                          The Company will promptly deliver to the Underwriter a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement.  The Company shall forthwith cause to be delivered to the Underwriter in such cities in the United States as they may reasonably request, without charge, such numbers of commercial copies of the U.S. Prospectus, excluding any documents incorporated by reference therein, as the Underwriter shall reasonably require, which deliveries shall be effected as soon as possible and, in any event, in New York not later than 12:00 p.m. local time on November 13, 2017, and in all other cities by 12:00 noon local time on the next business day, provided that the Underwriter has given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriter and any dealer of the U.S. Prospectus in connection with the Offering in compliance with the provisions of this Agreement.

(h)                                                         Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with the Underwriter, to qualify the Securities for offering and sale under the securities laws relating to the offering or sale of the Securities of such jurisdictions, Canadian (other than Québec), U.S. or foreign, as the Underwriter may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Units, in any jurisdiction where it is not now so subject or require registration of the Securities or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

(i)                                                             The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

(j)                                                                 During the period of 180 days from the date of the Prospectuses (the “Lock-Up Period”), without the prior written consent of the Underwriter, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; and the Company will obtain an undertaking of Dr. Frost (in substantially the form of Annex VI hereto) and each of the Company’s officers and directors listed on Schedule I attached hereto (in substantially the form of Annex V hereto), not to engage in any of the aforementioned transactions on their own behalf, other than the sale of Units as contemplated by this Agreement or as otherwise permitted under the terms of such undertaking.  Notwithstanding the foregoing, the restrictions set forth in this Section 4(j) shall not apply to (i) issuances of Warrant Shares upon due exercise of the Warrants and issuances of the Option Shares, Series A Warrants, and Series B Warrants comprising the Series C Units upon due exercise of the Series C Warrants, (ii) the sale of the Convertible Notes (and the issuance of common shares of the Company upon conversion of the Convertible Notes) and the Series E Warrants (and the issuance of common shares of the Company upon exercise of the Series E Warrants) in the Concurrent Private Placement or (iii) grants of options or the issuance of common shares by the Company pursuant to equity incentive plans described in the Registration Statement, the Pricing Prospectuses or the Prospectuses.   The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

(k)                                                         During the period of three years from the effective date of the Registration Statement, the Company will furnish to the Underwriter copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to the Underwriter as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Canadian Qualifying Authorities, the Commission, the TSX, the NASDAQ, or any other securities exchange on which any class of securities of the Company is listed; provided, however that, notwithstanding the foregoing, the Company shall have no obligation to provide under this Section 4(k): (x) any document or information required to be delivered pursuant to this paragraph that is made available on EDGAR or SEDAR; (y) any document or information that the Company believes, acting reasonably, not to be material; or (z) any document or information that the Company believes, acting reasonably, it is prohibited by applicable law from disclosing under the circumstances.

(l)                                                             The Company will use its commercially reasonable efforts to effect and maintain the listing of the Firm Shares, Option Shares and the Warrant Shares on the TSX and the NASDAQ.

(m)                                                     The Company will apply the net proceeds from the sale of the Units as set forth under the caption “Use of Proceeds” in the Pricing Prospectuses and the Prospectuses.

(n)                                                         The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities.

(o)                                                         The Company shall provide the Underwriter with a draft of any press release to be issued in connection with the Offering, and will provide the Underwriter and its counsel sufficient time to comment thereon and will accept all reasonable comments of the Underwriter and its counsel on such press releases.

(p)                                                         The Underwriter covenants and agrees with the Company that such Underwriter will not use or refer to any “free writing prospectus” (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company, except for any Issuer Free Writing Prospectus set forth in Annex VII hereto and any electronic road show previously approved by the Underwriter.  The Company and the Underwriter agree that any such free writing prospectus, the use of which has been consented to by the Company and the Underwriter, is listed in Annex VII hereto.

(q)                                                              During the distribution of the Units: (i) the Company shall prepare, in consultation with the Underwriter, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”), including any template version thereof, to be provided to potential investors in the Units, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriter, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriter and their respective counsel, acting reasonably, (ii) the Underwriter shall approve in writing any such marketing materials, as contemplated by the Canadian Securities Laws and shall not use any marketing materials until such time as the Company confirms in writing that the marketing materials have been approved in accordance with National Instrument 44-101; and (iii) the Company shall: (A) deliver any such marketing materials (or any template version thereof) to the Reviewing Authority as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Underwriter, and in any event on or before the day the marketing materials are first provided to any potential investor of Units; and (B) provide a contractual right in accordance with paragraph 9A.5(2)(b) of National Instrument 44-102 containing the language set out in subsection 36A.1(5) of Form 41-101F1, or words to the same effect, except that the language may specify that the contractual right does not apply to any comparables provided in accordance with paragraph 9A.5(2)(c) of National Instrument 44-102.

(r)                                                                 Each of the Company and the Underwriter covenant and agree that, during the distribution of the Units, it will not provide any potential investor with any materials or information in relation to the distribution of the Units or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and delivered in accordance with Section 4(q); and (B) any such materials that constitute standard term sheets have been approved in writing by the Company and the Underwriter and are provided in compliance with Canadian Securities Laws.

(s)                                                                Notwithstanding Section 4(q) and 4(r), following the approval and delivery of a template version of marketing materials in accordance with Section 4(q), the Underwriter may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Units in accordance with Canadian Securities Laws.

5.              Payment of Expenses.  Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectuses, the Pricing Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriter and dealers; (ii) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the qualification of the Securities under Canadian Securities Laws, the registration of the Securities under the Securities Act and the Offering; (iii) the cost of producing this Agreement and any blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Securities for offering and sale under United States state securities, or “blue sky”, laws as provided in Section 4(h) hereof, including the reasonable fees and disbursements of counsel for the Underwriter in connection with such qualification and in connection with any blue sky survey; (v) the reasonable fees and disbursements of counsel for the Underwriter in connection with compliance with the rules and regulations of FINRA in connection with the Offering; (vi) all fees and expenses in connection with listing the Firm Shares, Option Shares and Warrant Shares on the TSX and the NASDAQ; (vii) all travel expenses of the Company’s officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Units; (viii) any transfer taxes incurred in connection with this Agreement or the Offering; and (ix) the fees and expenses of the Underwriter, including legal counsel for the Underwriter (inclusive of clauses (iv) and (v) of this Section 5) in an amount not to exceed $350,000 in the aggregate.  The Company also will pay or cause to be paid: (a) the cost of preparing certificates representing the Firm Shares, Option Shares and Warrants; (b) the cost and charges of any transfer agent or registrar for the Firm Shares, Option Shares and Warrants; and (c) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.

6.              Conditions of Underwriter’s Obligations.  The obligations of the Underwriter to purchase and pay for the Units, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date, to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:

(a)                                                         The Canadian Prospectus shall have been filed with the Reviewing Authority and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4 hereof; no order of any securities commission, securities regulatory authority or stock exchange in Canada to cease distribution of the Securities under the Canadian Prospectus, as amended or supplemented, shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to the Underwriter’s reasonable satisfaction; and all necessary regulatory or stock exchange approvals shall have been received.

(b)                                                         At the Closing Date, the Underwriter shall have received the written opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter, to the effect set forth in Annex I hereto.

(c)                                                          At the Closing Date, the Underwriter shall have received the written tax opinion and a written negative assurance statement, of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company, dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter, to the effect set forth in Annex II hereto.

(d)                                                         At the Closing Date, the Underwriter shall have received the written opinion of Wilson Sonsini Goodrich & Rosati, United States corporate and intellectual property counsel for the Company, dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter and its counsel, to the effect set forth in Annex III hereto.

(e)                                                               At the Closing Date, the Underwriter shall have received the written opinion of Gornitzky & Co., Israeli counsel for the Company with respect to Neovasc Medical Ltd., dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter, to the effect set forth in Annex IV hereto.

(f)                                                                At the Closing Date, the Underwriter shall have received the written negative assurance statement of Goodwin Procter LLP, the Underwriter’s United States counsel, and the written opinion of Stikeman Elliott LLP, the Underwriter’s Canadian counsel, (together, “Underwriter’s Counsel”), dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter, with respect to the issuance and sale of the Units, the Canadian Prospectus, the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and such other matters as the Underwriter may require, and the Company shall have furnished to Underwriter’s Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(g)                                                          At the Closing Date, the Underwriter shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriter, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a) and (i) of this Section 6.

(h)                                                              At the time this Agreement is executed and at the Closing Date, the Underwriter shall have received comfort letters, from Grant Thornton LLP, independent chartered accountants for the Company, dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriter and its U.S. or Canadian affiliates, confirming that they are independent public accountants within the meaning of the Securities Act, are in compliance with the applicable requirements relating to the qualifications of accountants under Rule 2-01 of Regulation S-X of the Commission, are in good standing with the Canadian Public Accountability Board and stating, as of the date of such letter, the conclusions and findings of said firm with respect to the financial information and other matters covered by its letter delivered to the Underwriter, and otherwise in form and substance satisfactory to the Underwriter and Underwriter’s Counsel.

(i)                                                             Neither the Company nor any Material Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Underwriter, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto).

(j)                                                            The Underwriter shall have received a duly executed lock-up agreement from Dr. Frost and each person who is a director or executive officer of the Company listed on Schedule I hereto, in each case substantially in the form attached hereto as Annex VI and Annex V, respectively.

(k)                                                         At the Closing Date, the Firm Shares, Option Shares and Warrant Shares shall have been conditionally approved for listing on the TSX and shall be listed on the NASDAQ.

(l)                                                             At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

(m)                                                     Prior to the Closing Date, the Company shall have furnished to the Underwriter satisfactory evidence of its due and valid authorization of CT Corporation System as its agent to receive service of process in the United States pursuant to Section 14 hereof, and satisfactory evidence from CT Corporation System accepting its appointment as such agent.

(n)                                                         On the Closing Date, the Company shall have simultaneously closed the Concurrent Private Placement.

(o)                                                         On or prior to the Closing Date, the Court Approval shall have been obtained.

(p)                                                         The Company shall have furnished the Underwriter and Underwriter’s Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriter or to Underwriter’s Counsel pursuant to this Section 6 shall not be satisfactory in form and substance to the Underwriter and to Underwriter’s Counsel, acting reasonably, all obligations of the Underwriter hereunder may be cancelled by the Underwriter at, or at any time prior to, the Closing Date.  Notice of such cancellation shall be given to the Company in writing or by telephone.  Any such telephone notice shall be confirmed promptly thereafter in writing.

7.              Indemnification.

(a)                                                         The Company shall indemnify and hold harmless the Underwriter, each of the officers and directors of the Underwriter and each other person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any “road show” (as defined in Rule 433 under the Securities Act) for the Offering (“Marketing Materials”), or (ii) the omission or alleged omission to state in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of any Prospectus), not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriter expressly for use therein.  The parties agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof.  This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b)                                                         The Underwriter shall indemnify and hold harmless the Company, each of the officers and directors of the Company, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Pricing Prospectus or Prospectus, as originally filed or any amendment thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for use therein; provided, however, that in no case shall the Underwriter be liable or responsible for any amount in excess of the underwriting commission applicable to the Units to be purchased by the Underwriter hereunder.  The parties agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof.

(c)                                                          Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 7, unless and to the extent such failure results in the forfeiture by the indemnifying party of substantial rights and defenses). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party acting reasonably; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party.  Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case (including one local counsel in each relevant jurisdiction), but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties.  No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 7 or Section 8 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party.  If at any time an indemnified party shall have requested in writing an indemnifying party to reimburse the indemnified party for any fees and expenses as contemplated by this Section 7(c), then the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior written notice of its intention to settle.

8.              Contribution.  In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriter shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons other than the Underwriter, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Canadian Prospectuses and the Registration Statement and each director of the Company) as incurred to which the Company and the Underwriter may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriter from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriter in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Underwriter shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriter, in each case as set forth in the table on the cover page of the U.S. Prospectus.  The relative fault of each of the Company and the Underwriter shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.  Notwithstanding the provisions of this Section 8, (i) the Underwriter shall not be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Units underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 8, each person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each officer and director of the Company shall have the same rights to contribution as the Company, subject in each case to clauses (i) and (ii) of the immediately preceding sentence.  Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise.

9.              Default by the Company.  If the Company shall fail at the Closing Date to sell the number of Units that it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of the Underwriter; provided, however, that the provisions of Sections 1, 5, 7, 8 and 10 shall remain in full force and effect.  No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default.

10.       Survival of Representations and Agreements.    All representations and warranties, covenants and agreements of the Underwriter and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the agreements contained in Section 5, the indemnity agreements contained in Section 7 and the contribution agreements contained in Section 8, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Units to and by the Underwriter.  The representations contained in Section 1 and the agreements contained in Sections 5, 7, 8, 9 and 10 hereof shall survive any termination of this Agreement, including termination pursuant to Section 11 hereof.

11.       Effective Date of Agreement; Termination.

(a)                                                              This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b)                                                         The Underwriter shall have the right to terminate this Agreement at any time prior to the Closing Date if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Underwriter will in the immediate future materially disrupt, the market for the Company’s securities or securities in general; or (ii) trading in the Company’s common shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the TSX or the NASDAQ or trading in securities generally on the NASDAQ or on the TSX shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NASDAQ or TSX or by order of the Commission or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) any downgrading shall have occurred in the Company’s corporate credit rating or the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities or any notice or announcement shall have been given or made of any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded; or (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Underwriter, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Units on the terms and in the manner contemplated by the Prospectuses.

(c)                                                          Any notice of termination pursuant to this Section 11 shall be in writing.

(d)                                                         If this Agreement shall be terminated pursuant to any of the provisions hereof or if the sale of the Units provided for herein is not consummated because any condition to the obligations of the Underwriter set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriter, reimburse the Underwriter for all reasonable out-of-pocket expenses (including the reasonable fees and expenses of its counsel), incurred by the Underwriter in connection herewith in an amount not to exceed $350,000 in the aggregate.

12.       Notices.  All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a)                                                              if sent to the Underwriter, shall be delivered, or faxed and confirmed in writing, to Canaccord Genuity Inc., 99 High Street, 11th Floor, Boston, Massachusetts 02110, Attention: Equity Capital Markets, with a copy to Canaccord Genuity Inc., 99 High Street, 11th Floor, Boston, Massachusetts 02110, Attention: General Counsel, with a copy to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018,

Attention: Thomas S. Levato, Esq., and to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON  M5L 1B9, Attention: Martin Langlois; and

(b)                                                         if sent to the Company, shall be delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement.

Any such notices and other communications shall take effect at the time of receipt thereof.

13.       Parties.  This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriter, the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 7 and 8 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation.  The term “successors and assigns” shall not include a purchaser, in its capacity as such, of Units from the Underwriter.

14.       Governing Law and Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York (each a “New York Court”) for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a “Proceeding”), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any New York Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any New York Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in a New York Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.  The Company hereby irrevocably designates CT Corporation System, 111 Eighth Avenue, New York, NY  10011, as agent upon whom process against the Company may be served.  THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS EQUITY HOLDERS AND CREDITORS) AND THE UNDERWRITER HEREBY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUSES.

15.       Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriter could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given.  The obligations of the Company in respect of any sum due from it to the Underwriter shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.

16.       Underwriter’s Information.  The parties acknowledge and agree that, for purposes of Sections 1(c), 1(d), 1(e), 1(f) and 7 hereof, the information provided by or on behalf of the Underwriter consists solely of the material included in paragraphs 7, 12, 13, 14, 15, 17 and 18 in each case under the caption “Plan of Distribution” in the Prospectuses, only insofar as such statements relate to selling concession and stabilization activities that may be undertaken by the Underwriter.

17.       No Fiduciary Relationship.  The Company hereby acknowledges that the Underwriter is acting solely as underwriter in connection with the purchase and sale of the Units.  The Company further acknowledges that the Underwriter is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriter act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriter may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof.  The Underwriter hereby expressly disclaims any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriter agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriter to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company.  The Company and the Underwriter agree that the Underwriter is acting as principal and not the agent or fiduciary of the Company and the Underwriter has not assumed, and the Underwriter will not assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Company on other matters).  The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriter with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

18.       Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission, email or other electronic means shall constitute valid and sufficient delivery thereof.

19.       Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

20.       Time is of the Essence.  Time shall be of the essence of this Agreement.  As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

[signature page follows]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

NEOVASC INC.

By:	/s/ Chris Clark
Name: Chris Clark
Title: Chief Financial Officer

Accepted as of the date first above written.

CANACCORD GENUITY INC.

By:	/s/ Jennifer E. Pardi
Name:	Jennifer E. Pardi
Title:	Senior Managing Director

SCHEDULE I

1.                                      Alexei Marko

2.                                      Christopher Clark

3.                                      Brian McPherson

4.                                      Randy Lane

5.                                      Vicki Bebeau

6.                                      Paul Geyer

7.                                      Douglas Janzen

8.                                      William O’Neill

9.                                      Steve Rubin

10.                               Jane Hsiao

EXHIBIT A

Material Subsidiaries

Name of Subsidiary	Jurisdiction
Neovasc Medical Ltd.	Israel
Neovasc Medical Inc.	British Columbia
Neovasc Tiara Inc.	Federal Laws of Canada

ANNEX I

Form of Opinion of
Blake, Cassels & Graydon LLP
(Company Canadian Counsel)

ANNEX II

Form of Tax Opinion and Negative Assurance Statement of
Skadden, Arps, Slate, Meagher & Flom LLP
(Company United States Counsel)

ANNEX III

Form of Opinion of
Wilson Sonsini Goodrich & Rosati
(Company U.S. Corporate and Intellectual Property Counsel)

ANNEX IV

Form of Opinion of
Gornitzky & Co
(Israeli Counsel)

ANNEX V

Form of Lock-Up Agreement

, 2017

Canaccord Genuity Inc.
     As Representative of the Several Underwriters
99 High Street, 11th Floor
Boston, Massachusetts 02110

Ladies and Gentlemen:

The undersigned understands that Canaccord Genuity Inc. (“Canaccord”), as representative of the several underwriters (the “Underwriters”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Neovasc Inc., a Canadian corporation (the “Company”), providing for the public offering (the “Public Offering”) by the Underwriters, of common shares of the Company (the “Common Shares”), which may also include warrants to purchase Common Shares.

To induce the Underwriters to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Canaccord, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus supplement relating to the Public Offering (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The foregoing sentence shall not apply to (a) transfers of Common Shares or any security convertible into Common Shares as a bona fide gift or by will, other testamentary document or intestate succession, (b) distributions of Common Shares or any security convertible into Common Shares to limited partners, members, stockholders, or wholly-owned subsidiaries of the undersigned, (c) transfers of shares of Common Shares or any security convertible into Common Shares pursuant to any order or settlement agreement not involving any public sale of shares of Common Shares or other securities and approved by any court of competent jurisdiction, (d) transfers of Common Shares or any security convertible into Common Shares to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (e) transfers of Common Shares or any security convertible into Common Shares to any corporation, partnership, limited liability company or similar entity of which all of the beneficial ownership interests are held by the undersigned or the immediate family of the undersigned; provided that in the case of any transfer or distribution pursuant to clauses (a)-(e), each donee, distributee or transferee shall sign and deliver to the Underwriters a lock-up letter substantially in the form of this agreement, (f) the establishment of a new trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) providing for dispositions or sales of Common Shares; provided that such plan does not permit dispositions or sales of Common Shares or any security convertible into Common Shares during the Restricted Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be voluntarily made during the Restricted Period, (g) the exercise of options to purchase Common Shares outstanding as of the date hereof or granted under equity incentive plans in effect as of the date hereof or described in the prospectus supplement with respect to the Public Offering, provided that the underlying Common Shares continue to be subject to the terms of this agreement, (h) transfers of Common Shares or any security convertible into Common Shares pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to holders of the Common Shares involving a change of control of the Company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the undersigned shall remain subject to the restrictions contained herein, (i) the repurchase or forfeiture of securities by the Company in connection with termination of the undersigned’s employment with the Company, and (j) the settlement of restricted shares, restricted share units or options on a “net” basis or any other withholding of Common Shares by the Company upon vesting and/or settlement of restricted shares, restricted share units and/or options provided that (x) the underlying Common Shares received by the undersigned shall continue to be subject to the restrictions on transfer set forth in this agreement and (y) the Company becomes the owner of the Common Shares surrendered in the net exercise; provided further, in each case (a) through (j), that the undersigned shall provide the Underwriters two days’ advance notice of such transfers, distributions, establishment of a plan, exercises, repurchases, forfeitures, settlements or withholdings, as applicable.

In addition, the undersigned agrees that, without the prior written consent of Canaccord, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that, unless terminated in accordance with the following paragraph, this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. If (i) the closing of the Public Offering has not occurred prior to November 30, 2017, (ii) the Company notifies you in writing that it does not intend to proceed with the Public

Offering, (iii) the prospectus supplement filed with respect to the Public Offering is withdrawn or (iv) for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this agreement shall terminate and be of no further force or effect.

This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.  Delivery of a signed copy of this agreement by facsimile transmission or other electronic means shall be effective as delivery of the original hereof.

[Signature page follows]

Very truly yours,

By:

Print Name:

ANNEX VI

Form of Lock-Up Agreement

(Frost)

, 2017

Canaccord Genuity Inc.
     As Representative of the Several Underwriters
99 High Street, 11th Floor
Boston, Massachusetts 02110

Ladies and Gentlemen:

The undersigned understands that Canaccord Genuity Inc. (“Canaccord”), as representative of the several underwriters (the “Underwriters”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Neovasc Inc., a Canadian corporation (the “Company”), providing for the public offering (the “Public Offering”) by the Underwriters, of common shares of the Company (the “Common Shares”), which may also include warrants to purchase Common Shares.

To induce the Underwriters to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Canaccord, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus supplement relating to the Public Offering (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The foregoing sentence shall not apply to (a) transfers of Common Shares or any security convertible into Common Shares as a bona fide gift or by will, other testamentary document or intestate succession, (b) distributions of Common Shares or any security convertible into Common Shares to limited partners, members, stockholders, or wholly-owned subsidiaries of the undersigned, (c) transfers of shares of Common Shares or any security convertible into Common Shares pursuant to any order or settlement agreement not involving any public sale of shares of Common Shares or other securities and approved by any court of competent jurisdiction, (d) transfers of Common Shares or any security convertible into Common Shares to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (e) transfers of Common Shares or any security convertible into Common Shares to any corporation, partnership, limited liability company or similar entity of which all of the beneficial ownership interests are held by the undersigned or the immediate family of the undersigned; provided that in the case of any transfer or distribution pursuant to clauses (a)-(e), each donee, distributee or transferee shall sign and deliver to the Underwriters a lock-up letter substantially in the form of this agreement, (f) the establishment of a new trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) providing for dispositions or sales of Common Shares; provided that such plan does not permit dispositions or sales of Common Shares or any security convertible into Common Shares during the Restricted Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be voluntarily made during the Restricted Period, (g) the exercise of options to purchase Common Shares outstanding as of the date hereof or granted under equity incentive plans in effect as of the date hereof or described in the prospectus supplement with respect to the Public Offering, provided that the underlying Common Shares continue to be subject to the terms of this agreement, (h) transfers of Common Shares or any security convertible into Common Shares pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to holders of the Common Shares involving a change of control of the Company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the undersigned shall remain subject to the restrictions contained herein, (i) the repurchase or forfeiture of securities by the Company in connection with termination of the undersigned’s employment with the Company, (j) transfers of Common Shares or any security convertible into Common Shares purchased by the undersigned in the Public Offering, (k) the settlement of restricted shares, restricted share units or options on a “net” basis or any other withholding of Common Shares by the Company upon vesting and/or settlement of restricted shares, restricted share units and/or options provided that (x) the underlying Common Shares received by the undersigned shall continue to be subject to the restrictions on transfer set forth in this agreement and (y) the Company becomes the owner of the Common Shares surrendered in the net exercise, (l) the sale, loan, transfer or other disposition of, directly or indirectly, up to 2,300,000 Common Shares; provided further, in each case (a) through (l), that the undersigned shall provide the Underwriters two days’ advance notice of such sales, loans, transfers, dispositions, distributions, establishment of a plan, exercises, repurchases, forfeitures, settlements or withholdings, as applicable, and (m) during the period commencing on the date hereof and ending on the closing date of the Public Offering, the lending of up to 2,300,000 Common Shares to one or more clients of the Underwriters.

In addition, the undersigned agrees that, without the prior written consent of Canaccord, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that, unless terminated in accordance with the following paragraph, this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters. If (i) the closing of the Public Offering has not occurred prior to November 30, 2017, (ii) the Company notifies you in writing that it does not intend to proceed with the Public Offering, (iii) the prospectus supplement filed with respect to the Public Offering is withdrawn or (iv) for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this agreement shall terminate and be of no further force or effect.

This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.  Delivery of a signed copy of this agreement by facsimile transmission or other electronic means shall be effective as delivery of the original hereof.

[Signature page follows]

Very truly yours,

By:

Print Name:

ANNEX VII

Pricing Terms included in the Disclosure Package

Total Number of Series A Units:  6,609,588 Series A units consisting of the following:

Total Number of Firm Shares:  6,609,588 shares

Total Number of Series A Warrants:  6,609,588 Series A Warrants to purchase 6,609,588 shares

Total Number of Series B Warrants:  6,609,588 Series B Warrants to purchase 6,609,588 shares

Total Number of Series C Warrants: 2,644,717 Series C Warrants to purchase 2,644,717 Series C Units, consisting of a total of 2,644,717 shares, a total of 2,644,717 Series A Warrants to purchase 2,644,717 shares and a total of 2,644,717 Series B Warrants to purchase 2,644,717 shares

Total Number of Series B Units:  19,066,780 Series B units consisting of the following:

Total Number of Firm Shares:  15,492,950 shares

Total Number of Series D Warrants: 3,573,830 Series D Warrants to purchase 3,573,830 shares

Total Number of Series A Warrants: 19,066,780 Series A Warrants to purchase 19,066,780 shares

Total Number of Series B Warrants: 19,066,780 Series B Warrants to purchase 19,066,780 shares

Total Number of Series C Warrants: 7,629,255 Series C Warrants to purchase 7,629,255 Series C Units, consisting of a total of 7,629,255 shares, a total of 7,629,255 Series A Warrants to purchase 7,629,255 shares and a total of 7,629,255 Series B Warrants to purchase 7,629,255 shares

Total Number of Series F Warrants:  22,431,506 Series F Warrants to purchase 22,431,506 shares

Public Offering Price per Unit:  $1.46

Underwriting Commission:  6.0%

Series A Warrant Exercise Price: $1.61

Series B Warrant Exercise Price: $1.61

Series C Warrant Exercise Price: $1.46

Series D Warrant Exercise Price: $1.46

Series F Warrant Exercise Price: $1.61

Date of Delivery of Firm Shares and Warrants:  November 17, 2017

Gross Proceeds from Concurrent Private Placement of Notes: $27.8 million

Original Issue Price of the Notes: $850 per US$1,000 principal amount of Notes.

Conversion Price for the Convertible Notes: $1.46

Series E Warrant Exercise Price: $1.61

Conversion Price Reset in Convertible Notes:  With effect from and after 5:00 p.m. New York City time on the date (the “Conversion Price Reset Date”) nine months immediately following the Issuance Date, the Conversion Price (as defined in the Notes) will be adjusted to be the lower of (x) the then-current Conversion Price and (y) the greater of (i) the amount in USD equal to the VWAP (as defined in the Notes) for the Common Stock on the Conversion Price Reset Date (or, if the Conversion Price Reset Date is not a Trading Day (as defined in the Notes), the immediately following Trading Day) and (ii) $0.50.

Issuer Free Writing Prospectuses

None.